Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OPERATIONS

The discussion and analysis which follows contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 which reflect our current views with respect to future events and financial results. These include statements regarding our earnings, projected growth and forecasts, and similar matters which are not historical facts. We remind shareholders that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors which could cause the actual future events or results to differ materially from those described in the forward-looking statements.

The interim condensed consolidated financial statements appearing elsewhere in this report should be read in conjunction with the consolidated condensed financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2016. The results of operations for the six months ended June 30, 2017 are not necessarily indicative of the operating results for the full fiscal year

Overview

Our activity is primarily focused on the defense electronics market. We primarily provide integrated solutions. Our aim is to provide not only state-of-the-art products, but to also provide comprehensive end-to-end solutions for one or more systems. Our current product lines are:

●	Military avionics (Data/video recorders, core avionics and inertial navigation systems for aircraft and UAVs); and

●	Tactical Radars for defense forces and border protection systems (land based).

We were incorporated under the laws of the State of Israel on December 8, 1970. We are a public limited liability company under the Israeli Companies Law 1999-5759, or the Israeli Companies Law, and operate under this law and associated legislation.

Recent Financings

In August 2017, we completed the sale of 4,604,500 Ordinary shares at $2.15 per Ordinary share, or approximately $10 million in the aggregate to several Israeli institutional investors. On August 28, 2017, DBSI, our principal shareholder, converted a $3.175 million convertible loan granted to our company in June 2016, into Ordinary shares. The conversion was made at $2.40 per Ordinary share, in accordance with the loan terms. Following the capital investment of the Israeli institutional investors, the conversion of the loan into equity and exercise of warrants by DBSI, we increased our net cash position by $13.3 million while reducing our ongoing annual interest payments by approximately $250,000.

DBSI is currently the beneficial owner of 11,803,671 Ordinary shares, constituting 36.0% of the issued and outstanding Ordinary shares. Such number of Ordinary shares consists of the following:

●	8,985,489 outstanding Ordinary shares; and

●	2,818,182 Ordinary shares issuable to DBSI upon exercise of outstanding warrants.

General

Our interim condensed consolidated financial statements appearing in this report are prepared in dollars and in accordance with U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC 830. The majority of our sales are made outside of Israel and a substantial part of them are in dollars. In addition, a substantial portion of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. All monetary balance sheet accounts have been remeasured using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been remeasured using the average exchange rate for the period. The financial statements of our foreign subsidiary, whose functional currency is not the dollar, have been translated into dollars. All balance sheet amounts have been translated using the exchange rates in effect at balance sheet date. Statement of operation amounts have been translated using the average exchange rate prevailing during the year. Such translation adjustments are reported as a component of accumulated other comprehensive loss in shareholders’ equity.

Discussion of Critical Accounting Policies and Estimations

Our critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the notes to our consolidated financial statements. These policies have been consistently applied in all material respects. While the estimates and judgments associated with the application of these policies may be affected by different assumptions or conditions, we believe the estimates and judgments associated with the reported amounts are appropriate under the circumstances. We believe the following accounting policies are the most critical in fully understanding and evaluating our financial condition and results of our operations under U.S. GAAP.

Revenue Recognition. Our revenues are mainly derived from sales of defense electronics (solid-state recorders, computers, radars, etc.) and their supporting ground systems (automated testers, data debriefing stations). Product revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and the collection of the fee is probable. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse, unless we can objectively and reliably demonstrate that the criteria specified in the acceptance provisions are satisfied.

Revenues from long-term fixed price contracts are recognized by the percentage-of-completion method in accordance with the “input method.” We apply this method when the total of the costs and revenues of the contract can reasonably be estimated. The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit or loss are recorded in results of operations when they are reasonably determined by management, on a cumulative catch-up basis. Revenues under long-term fixed-price contracts that involve both development and production are recorded using the cost-to-cost method (development phase) and units-of-delivery method (production phase) as applicable to each phase of the contract, as the basis to measure progress toward completion.

We also generate revenues from repair services using our automated test equipment, mainly through CACS (now classified as a discontinued operation). Revenues from services are recognized when the service is performed.

Impairment of Long-Lived Assets. We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends. Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected undiscounted future cash flows to the carrying amount of the asset, an impairment charge is recorded in the amount of the carrying value of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2016 and 2015, no impairment losses have been identified

Accounting for income taxes. On January 1, 2007, we adopted FASB ASC 740-10 “Income Taxes,” which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740-10. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement ASC 740-10. We provided a valuation allowance in respect to the deferred tax assets resulting from operating loss carryforwards and other temporary differences. Our management currently believes that since our company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

Inventory valuation. The majority of our inventory consists of work in progress, raw materials and components. Inventories are valued at the lower of cost or market. Cost of finished goods is determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs. Raw material is valued using the “FIFO” method. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material items based on their potential utilization. If we consider specific inventory to be damaged, we write such inventory down to zero. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, and excess inventories. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning the future utilization of the inventory items. Inventory write-offs were $144,000, $153,000 and $138,000 as of December 31, 2016, 2015 and 2014, respectively.

Allowance for doubtful accounts. Our trade receivables are derived from sales to customers all over the world. We perform ongoing credit evaluations of our customers. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for doubtful accounts are recorded in general and administrative expenses. Our allowance for doubtful accounts was $14,000, $2,000, $16,000 as of December 31, 2016, 2015 and 2014, respectively.

We account for stock-based compensation in accordance with the provisions of ASC 718, “Compensation - Stock Compensation”. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. We estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing model.

The fair value of an award is affected by our stock price on the date of grant and other assumptions, including the estimated volatility of our stock price over the term of the awards and the estimated period of time that we expect employees to hold their stock options. Share-based compensation expense recognized in our consolidated statements of operations was reduced for estimated forfeitures.

Discontinued Operations. Under ASC 205, “Presentation of Financial Statements - Discontinued Operation” when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its component are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the company’s consolidated operations and the company will have no significant continuing involvement in the operations of the component. Subsequent to our determination to sell our interest in CACS, CACS’ results are accounted as discontinued operation and appear in this annual report in a separate line item as “Discontinued Operations”.

Explanation of Key Income Statement Items

Revenues. Our revenues are mainly derived from sales of defense electronics and their supporting ground systems.

Cost of Revenues. Cost of revenues consists primarily of salaries, raw materials, subcontractor expenses, related depreciation costs, inventories write-downs and overhead allocated to cost of revenues activities.

Marketing and Selling Expenses Marketing and selling expenses consist primarily of salaries for marketing and business development personnel, marketing activities, public relations, promotional materials, travel expenses, trade show exhibit expenses, and success fees to business development consultants.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, legal, administrative personnel, professional fees, provisions for doubtful accounts and other general corporate expenses.

Research and Development Expenses, net. Research and development expenses consist primarily of salaries for research and development personnel, use of subcontractors and other costs incurred in the process of developing product prototypes.

Financial Expenses, Net. Financial expenses consist of interest and bank expenses, interest on convertible note and loans, amortization expenses of discount on convertible note, deferred charges and currency remeasurement losses. Financial income consists of interest on cash and cash equivalent balances and currency remeasurement gains.

Results of Operations

Revenues. Our revenues for the six months ended June 2017, increased by $4.8 million, or 92.5%, to $10.0 million from $5.2 million for the six months period ended June 2016. The increase in revenues in the first half of 2016 was mainly attributable to increased sales of tactical radar.

Cost of Revenues. Cost of revenues increased by 33.7% to $6.7 million for the six months ended June 2017 from $5.0 million for the six months period ended June 2016. The increase in our cost of revenues is attributable to the increase in revenues.

Gross Profit. Our gross profit increased to $3.33 million in the six months ended June 2017 from $0.21 million in the six months period ended June 30, 2016. The increase in our gross profit and gross profit margin in 2017 was mainly attributable to the increase in revenues.

Our operating expenses totaled $2.4 million in the first six months of 2017 and $2.2 million in the first six months of 2016.

Financial Expenses, Net. We had net financial expenses of $9 thousand in first half of 2017 compared to $1.4 million in the first half of 2016. Our financial expenses in 2016 period includes a non-cash amortization expense of approximately $1.1 million. The non-cash amortization expense was associated with the debt discount resulting from the beneficial conversion feature applicable to a previously outstanding loan from our former principal shareholder.

Net Income. Our net income in first half of 2017 was $0.9 million compared with net loss of $3.4 million in the first six months of 2016.

Liquidity and Capital Resources

As of June 30, 2017, our cash position (cash and cash equivalents) totaled approximately $1.3 million compared with approximately $1.5 million in cash and cash equivalents as of June 30, 2016.

Net cash provided in operating activities for the first six months of 2017, was $0.07 million. This was primarily due to increase in trade receivables of $0.9 million and increase in inventories of $0.9 million. This was offset by decrease in other accounts receivables of $0.6 million and decrease in trade payables of $0.3 million. For the first six months of 2016, net cash used in operating activities was $2.5 million.

Net cash used by investing activities during the first half of 2017 was $0.95 million. This was primarily due to change in restricted cash of $0.27 million and purchase of property plant and equipment of $0.67 million. Net cash used by investing activities during the first half of 2016 was $0.18 million.

Net cash provided by financing activities during the first six months of 2017 was $0.37 million, mainly reflecting proceeds of $ 0.42 million received in this period from warrants exercise from DBSI compared to $2.92 million provided by financing activities during the first six months of 2016.

Following the capital investment of the Israeli institutional investors, the conversion of a $3.175 million convertible loan into equity and exercise of warrants by DBSI in August 2017, we increased our net cash position by $13.3 million while reducing our ongoing annual interest payments by approximately $250,000.

We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 months.

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at a rate of 25% in 2016. In December 2016, the Israeli Parliament approved a measure whereby the corporate tax rate would be reduced in two stages from 25% to 23%, starting with a corporate income tax rate of 24% beginning in January 2017 which is to be reduced to 23% beginning in January 2018.

Impact of Currency Fluctuation and of Inflation

A significant portion of the cost of our Israeli operations, primarily personnel and facility-related, is incurred in NIS. Therefore, our NIS related costs, as expressed in dollars, are influenced by the exchange rate between the dollar and the NIS. In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in dollars may increase. NIS linked balance sheet items, may also create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques, we may not be able to eliminate the effects of currency fluctuations. Therefore, exchange rate fluctuations could have a material adverse impact on our operating results and share price.